Mail Stop 4561

September 5, 2007

**Via U.S. Mail and Fax (619) 325-0702**
Mr. David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA 92121

      RE:    **Bio-Matrix Scientific Group, Inc.**
                **Form 10-KSB for the period ended September 30, 2006**
                **Filed January 10, 2007**
                **File No. 0-32201**

Dear Mr. Koos:

      We have reviewed your response letter dated August 16, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 Financial Statements, page 13

1. We have reviewed your response to prior comment 1 and reissue our comment in its entirety. As discussed in our telephone conversations on August 9, 2007 and August 10, 2007, although SFAS 141 does not state that all of the criteria in paragraph 17 need to be weighted equally, we do not understand why you would choose to ignore four of the criteria and rely solely on one. Furthermore, as you state in your response SFAS 141 requires you to consider all pertinent factors. We believe that a careful assessment of all such factors indicates that you should

not rely on the quoted market price of Tasco in determining whether a premium was paid.  Factors to consider include:

- The Tasco stock was quoted on the over-the-counter bulletin boards and such quotes represent inter-dealer quotations without retail markup, markdown, or commission and do not necessarily represent actual transactions.

- The Tasco shares had no intrinsic value as the company had no assets or operations.

Based on these factors, we believe that Tasco did not pay a premium and that you have assigned an inappropriate weight to the quoted price of the Tasco stock.  In addition, it appears that the company has failed the first four criteria in paragraph 17 and Bio-Matrix should have been considered the accounting acquirer and the prior financial statements of Bio-Matix should be included in the filing.  Accordingly, please revise your financial statements.

Note 14. Subsequent Events, page 28

2. We have reviewed your response to prior comment 4.  The listing of notes payable due prior to September 30, 2007 in your response does not agree to the loans disclosed in Note 14 to your financial statements.  Also, the total of the loans maturing prior to September 30, 2007 does not agree to the balance of notes payable on your September 30, 2006 balance sheet.  Please explain these discrepancies.

Please respond to the comments included in this letter within ten business days.  If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
*Branch Chief*